VIA EDGAR

August 28, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re:	VivoPower International PLC
Registration Statement on Form F-1, as amended File No. 333 - 281065

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Chardan Capital Markets, LLC, acting as the placement agent, hereby joins VivoPower International PLC in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 12 pm, Eastern Time, on August 29, 2024, or as soon thereafter as practicable.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Chardan Capital Markets, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Partner, Head of Investment Banking